Exhibit 99.1

Nova Measuring Instruments Ltd.

Company no. 511812463

(hereinafter: the “Company”)

Building 22 Weizmann Science Park, Ness Ziona-Rehovoth 76100, Israel
Tel: 972-8-9387505; Fax: 972-8-9407776

Notice of Extraordinary General Meeting of Shareholders

Notice is hereby given an Extraordinary General Meeting of the Shareholders of the Company is to be held on November 30, 2006, at 17.00 (local Israel time), at the Company offices, Building 22, Weizmann Science Park, Ness Ziyona-Rehovoth Israel.

On the Agenda:

1.	Approval of the employment agreement between Dr Giora Dishon and the Company.

2.	Approval of employment agreement between Dr. Moshe Finarov and the Company.

The Majority required for a decision at the Extraordinary General Meeting

With respect to proposal No. 1, and proposal No. 2, the affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval.

Shareholders of record as of the close of business on October 31, 2006 (the “Record Date”) are entitled to participate in, and to vote at, the Extraordinary General Meeting of Shareholders.

A copy of the Proxy Statement regarding this Extraordinary General Meeting, in English, including the complete wording of the proposals to be decided upon, will be available for inspection in the offices of the Company Building 22 (2nd floor), Weizmann Science Park, Ness Ziona-Rehovoth 76100, Israel, Sunday-Thursday, between 9.00 and 17.00, (after coordinating ahead of time tel: 08-9387505) up to the actual convening of the Extraordinary General Meeting for the approval of the proposals on the agenda. In addition, the Proxy Statement shall be posted on the websites of the Israel Securities Authority and the Stock Exchange, at the addresses below.

Addresses of the distribution sites and websites of Israel Securities Authority and the Stock Exchange where Proxy Statements and Proxy Cards may be found

Website of the Israel Securities Authority – www.magna.isa.gov.il

Website of the Tel Aviv Stock Exchange - http://maya.tase.co.il

Receipt of certifications of ownership and Proxy Statement

Shareholders are entitled to apply directly to the Company to receive the form of the Proxy Statement and Proxy Card.

Shareholders whose shares are registered with a member of the Israeli Stock Exchange are entitled to receive a certification of ownership at a branch of such member of the Tel Aviv Stock Exchange, or, if requested, by mail to his address, for the cost of postage only. A request to this effect shall be sent in advance to a specific securities account.

The Member of the Tel Aviv Stock Exchange shall send by email, free of charge, a link to the site with the text of the Proxy Statement, to any Shareholders not registered in the Company’s Register of Shareholders whose shares are registered with such member, provided such Shareholder has so notified the member of the Stock Exchange that he wishes to receive such link and provided also that the notification refers to a specific securities account and is sent before the record date.

Proxy Cards must be delivered to the Company no later than 48 hours before the scheduled time for the Extraordinary General Meeting.  Position Statements should be submitted to the Company no later than November 10, 2006.

Orly Dean-Davidyan, Company Secretary.